

October 28, 2016

Mail Stop 4720

<u>Via E-mail</u>
Mr. James Dowd
Chief Financial Officer
Pathfinder Bancorp, Inc.
214 West First Street
Oswego, NY 13126

      Re: **Pathfinder Bancorp, Inc.**
                 Form 10-K for the Fiscal Year Ended December 31, 2015
                 Form 10-Q for the Quarter Ended June 30, 2016
                 Response Dated September 16, 2016
                 File No. 001-36695

Dear Mr. Dowd:

We have reviewed your September 16, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 1, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Note 1. Summary of Significant Accounting Policies, page 62

Allowance for Loan Losses, page 64

1.   We note in your response to our prior comment 4 that qualitative factors comprise 78% of the total allowance amount for 2015 and 2014 and that the qualitative factors are added to the historical loss rates in arriving at the total allowance for loan losses. Your response and related disclosure on page 14 give examples of some of the qualitative factors, including changes in national and local economic trends, rate of growth in the portfolio, trends of delinquencies and nonaccrual loans, and changes in loan policy; however it is unclear as to how you factor these qualitative trends into an overall quantitative

amount. Please respond to the following regarding the qualitative component of your allowance for loan losses:

- Provide further detail as to how the qualitative factors are translated into quantitative amounts.
- Given the overall levels of qualitative factors that comprise the allowance, please tell us whether you considered alternative quantitative models to better capture the incurred losses in your portfolio.
- To assist in the evaluation of how qualitative factors are captured in your allowance methodology, please provide us with your ASC 310-10-S99 documentation of the related evidence considered in determining the size of the adjustments and the analysis explaining why each of the adjustments were necessary to reflect the current information, events, circumstances and conditions in the loss measurements.

2.   We note your response to prior comment 5 where you indicate that you measure impairment for all troubled debt restructurings (TDRs), regardless of size, pursuant to the guidance in ASC 310-10-35-22. Your response goes on to state that the residential TDRs were collectively evaluated for impairment and reserved for within the general loan loss allocation and qualitative review. Please explain to us in further detail how this general loan loss allocation and qualitative review is able to specifically measure impairment based on the guidance in ASC 310-10-35-22. In this regard, you describe on page 14 of your 10-K that the pools of loans are based on historical loss rates (which are developed based on historical net charge-offs) for each category of loans and then qualitative factors are added to the historical loss rates. However, in your description of the types of qualitative factors considered, we did not see any factor related to concessions granted on TDRs or TDRs in general. Please advise, and consider providing us with an example illustration of your methodology for measuring impairment on your residential TDRs.

You may contact Cara Lubit at 202-551-5909 or me at 202-551-3512 with any questions.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Assistant Chief Accountant
Office of Financial Services